As filed with the U.S. Securities and Exchange Commission on November 25, 2009

Registration No. 333-152697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4

TO

FORM S-1

ON

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HSN, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-2590893
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda C. Frazier

Vice President and Senior Counsel

HSN, Inc.

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☑

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to Form S-1 on Form S-3 is being filed to convert a Registration Statement on Form S-1 (No. 333-152697), as previously amended and supplemented, into a registration on Form S-3.

The Registration Statement on Form S-1 previously filed covered shares of common stock issued as part of the spin-off from IAC/InterActiveCorp (“IAC”) as well as certain securities to be offered on a delayed or continuous basis upon the exercise of outstanding options and vesting of restricted stock units pursuant to Rule 415 under the Securities Act of 1933, as amended. The Registration Statement on Form S-1 was declared effective by the U.S. Securities and Exchange Commission on August 8, 2008. The Registrant undertook to file post-effective amendments to the Registration Statement for certain items.

At the time of the filing of the Registration Statement on Form S-1 and the post-effective amendments filed prior hereto, the Registrant did not meet the requirements for use of Form S-3. However, at the time of filing of this Post-Effective Amendment No. 4, the Registrant meets the requirement for use of the Form S-3 and is filing this Post-Effective Amendment No. 4 on Form S-3 in reliance on Rules 401(c) and 401(e) promulgated under the Securities Act of 1933, as amended, for the purpose converting the Registration Statement on Form S-1 to a Registration Statement on Form S-3.

All filing fees payable in connection with the registration of the securities that are subject to this Registration Statement were previously paid in connection with the filing of the Registration Statement on Form S-1.

PROSPECTUS

13,295,233 Shares of Common Stock, Par Value $0.01 Per Share

This prospectus covers shares of common stock issued by or to be issued by HSN, Inc., or HSNi, upon the exercise or vesting of awards that have been or will be granted pursuant to HSNi's Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. Many of the awards outstanding as of the date hereof were adjusted from awards originally issued by IAC/InterActiveCorp, or IAC, in connection with the spin-off from IAC of HSNi, Interval Leisure Group, Inc., Ticketmaster Entertainment, Inc. and Tree.com, Inc. The spin-offs were effective following the close of the market on August 20, 2008.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “HSNI.” On November 24, 2009, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $18.59 per share.

We will only receive proceeds on exercise of outstanding options for shares of common stock covered by this prospectus if the options are exercised for cash. We will not receive any proceeds from the sale or other disposition of the shares.

In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 2 of this prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 25, 2009.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are based on management’s exercise of business judgment, as well as assumptions made by and information currently available to management. When used in this document, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend” and words of similar import, are intended to identify any forward-looking statements. These forward-looking statements include, among other things, statements relating to: HSNi’s future financial performance, HSNi’s business prospects and strategy, anticipated trends and prospects in the various markets in which HSNi’s businesses operate and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Should one or more of these uncertainties, risks or changes in circumstances materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to: the depth and duration of the current recession, which may persist throughout and beyond 2009, and the impact of these conditions on consumer confidence and spending levels; whether national economic stimulus initiatives and measures to stabilize the economy will be successful in achieving their objectives within the expected timeframes; other changes in political, business and economic conditions, particularly those that affect consumer confidence, consumer spending or e-commerce growth; changes in the interest rate environment and developments in the overall credit markets, and particularly the impact of the current constrained credit environment, if it persists; HSNi’s business prospects and strategy, including whether HSNi’s initiatives will be effective; changes in our relationships with pay television operators, vendors, manufacturers and other third parties; technological or regulatory changes; changes in senior management; our ability to offer new or alternative products and services in a cost effective manner and consumer acceptance of these products and services; and changes in product delivery costs. Other unknown or unpredictable factors that could also adversely affect HSNi’s business, financial condition and results of operations may arise from time to time.

You should not place undue reliance on these forward-looking statements. We undertake no obligation, and do not intend, to update, revise or otherwise publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of any unanticipated events. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, its annexes and the documents filed as exhibits to the Company’s registration statement, of which this prospectus is a part.

Except as otherwise indicated or unless the context otherwise requires, (i) “HSNi,” the “Company,” “we,” “our” or “us” refers to HSN, Inc., (ii) “ILG” refers to Interval Leisure Group, Inc., (iii) “Tree.com” refers to Tree.com, Inc., (iv) “Ticketmaster” refers to Ticketmaster, Inc.; (v) “IAC/InterActiveCorp” and “IAC” refer to IAC/InterActiveCorp and its consolidated subsidiaries other than, for all periods following the spin-offs, the Spincos, (vi) “Spinco” refers to any of HSNi, ILG, Ticketmaster and Tree.com and their respective subsidiaries, (vii) “Spincos” refers to all of the foregoing collectively, and (viii) “Spin-Off,” “spin-off” or “distribution” refers to the distribution by IAC of the common stock of the Company, the “spin-offs,” the “distributions” or the “separation” refers collectively to the distribution by IAC of the common stock of the Company and the other Spincos, as more fully described in this prospectus.

About This Prospectus

This prospectus is part of a registration statement filed by us with the U.S. Securities and Exchange Commission, or the Commission, to register 13,295,233 shares of our common stock, which shares are referred to in this prospectus as the “Shares.” The Shares were issued or will be issued in connection with the exercise or vesting of awards that have been or will be granted pursuant to HSNi’s Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. We will not receive any proceeds from the sale or other disposition of the Shares registered hereunder, or interests therein.

You should rely only on the information contained in, and incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, and incorporated by reference into, this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospectus may have changed since that date.

About HSNi

This prospectus describes the businesses of the Company as though they were its businesses for all historical periods described; however, the Company was formed in May 2008 and, prior to the spin-off in August 2008, had not conducted any operations. References in this prospectus to the historical assets, liabilities, products, businesses or activities of the businesses of the Company are intended to refer to the historical assets, liabilities, products, businesses or activities of the relevant businesses as those businesses were conducted as part of IAC prior to the spin-off. Following the spin-off, the Company became a separate, publicly traded company, and IAC ceased to have a continuing stock ownership in the Company.

HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and through business-to-consumer internet commerce site HSN.com. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

HSNi was incorporated in Delaware in May 2008. Our principal offices are located at 1 HSN Drive, St. Petersburg, Florida 33729 and our main telephone number is 727-872-1000. Our website is www.hsni.com. The contents of our website are not a part of this prospectus.

RISK FACTORS

Risks Related to Our Business

Deteriorating macroeconomic conditions have negatively impacted our business and further weakening of the macroeconomic conditions may have additional negative impacts on our business.

Retailers generally are particularly sensitive to adverse global economic and business conditions, in particular to the extent they result in a loss of consumer confidence, rising unemployment and decreases in consumer spending, particularly discretionary spending. In 2008, we began to experience weakness across business segments in connection with the deteriorating macroeconomic conditions. This deterioration accelerated in the fourth quarter of 2008 and we believe that the current recessionary environment will persist throughout 2009 and possibly beyond. We are not able to predict the timing of any recovery. If macroeconomic conditions continue to worsen, our business could be adversely affected. When macroeconomic conditions do improve, there can be no assurance that we will be able to regain the levels of revenue and profitability that we achieved prior to the recession.

Our level of indebtedness could limit our flexibility in responding to current market conditions, prevent us from meeting our obligations under our debt instruments or otherwise restrict our business activities.

The existence of, and limitations on the availability of, HSNi’s debt could have important consequences. The existence of debt could, among other things:

•	require a substantial portion of HSNi cash flow from operations to be dedicated to the payment of principal and interest on HSNi indebtedness;

•	limit HSNi’s ability to use cash flow or obtain additional financing for future working capital, capital expenditures or other general corporate purposes;

•	increase HSNi’s vulnerability to general economic and industry conditions; or

•	expose HSNi to the risk of increased interest rates because certain of its borrowings, including borrowings under its credit facilities, are at variable interest rates.

Limitations imposed as a part of the debt, such as the availability of credit and the existence of restrictive covenants may, among other things:

•	make it difficult for HSNi to satisfy its financial obligations; and

•	limit HSNi’s ability to respond to business opportunities.

We depend on relationships with pay television operators and any adverse changes in these relationships could result in the cessation of carriage of the HSN television network.

We are dependent upon the pay television operators with whom we enter into distribution and affiliation agreements to carry the HSN television network. We currently have contracts with many local and national pay television operators to distribute HSN television programming. Some of HSN’s larger pay television operators include Comcast, Time Warner, DirecTV and Echostar/DISH. HSN television network sales from customers residing in households that subscribed to these larger pay television operators accounted for approximately 30% of HSNi’s annual revenue in 2008. The cessation of carriage of the HSN television network by a major pay television operator or a significant number of smaller pay television operators for a prolonged period of time could adversely affect our business, financial condition and results of operations. While we believe that we will be able to continue to successfully manage the distribution process in the future, certain changes in distribution levels, as well as increases in commission rates and/or other fees payable for carriage, could occur notwithstanding these efforts.

Distribution and affiliation agreements with all major pay television operators are scheduled to expire between 2009 and 2011. In some cases, renewals are not agreed upon prior to the expiration of a given agreement and the HSN television network continues to be carried by the relevant pay television operator without an effective affiliation agreement in place. Renewal and negotiation processes with pay television operators are typically lengthy. We are currently engaged in the renewal and/or negotiation processes with a certain major cable pay television operator regarding an agreement that expired in 2005, with carriage of the HSN network continuing under short-term extensions pending the conclusion of this process. No assurance can be given that we will be successful in negotiating renewals with all these operators, or the financial and other terms of renewal will be on acceptable terms. The failure to successfully renew, or negotiate new, distribution and affiliation agreements covering a material portion of these existing cable and satellite households on acceptable terms could adversely affect our growth, sales revenue and earnings.

We depend on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could result in a failure to meet customer expectations which could results in lost sales.

Our businesses purchase merchandise from a wide variety of third party vendors, manufacturers and other sources pursuant to short- and long-term contracts and purchase orders. The ability of our businesses to identify and establish relationships with these parties, as well as access quality merchandise in a timely and efficient manner on acceptable terms and cost, can be challenging. In particular, our businesses purchase a significant amount of merchandise from vendors and manufacturers abroad, and have experienced (and expect to continue to experience) increased costs for goods sourced in these markets, particularly in China. We depend on the ability of vendors and manufacturers in the U.S. and abroad to produce and deliver goods that meet applicable quality standards, which is impacted by a number of factors not within the control of these parties, such as political or financial instability, trade restrictions, tariffs, currency exchange rates and transport capacity and costs, among others. In particular, Cornerstone is dependent, in significant part, upon independent, third party manufacturers to produce private label merchandise.

The failure of our businesses to identify new vendors and manufacturers, maintain relationships with a significant number of existing vendors and manufacturers and/or access quality merchandise in a timely and efficient manner could cause our businesses to miss customer delivery dates or delay scheduled promotions, which would result in the failure to meet customer expectations and could cause customers to cancel orders or cause our businesses to be unable to source merchandise in sufficient quantities, which could result in lost sales.

The failure to secure suitable placement for the HSN television network would adversely affect our ability to attract and retain television viewers and could result in a decrease in revenue.

We are dependent upon the continued ability of HSN to compete for television viewers. Effectively competing for television viewers is dependent, in substantial part, on the ability of HSN to secure suitable placement of the HSN television network within a suitable programming tier at a low channel position. The advent of digital compression technologies and the adoption of digital cable has resulted in increased channel capacity which, together with other changing laws, rules and regulations regarding cable television ownership, impacts the ability of HSN to secure suitable channel placement. While increased channel capacity could provide a means through which the HSN television network could be more widely distributed, it could also adversely affect the ability to attract television viewers to the HSN television network to the extent it results in:

•	higher channel position placement for the HSN television network;

•	placement of the HSN television network in digital programming tiers, which generally have lower levels of television viewer penetration than basic or expanded basic programming tiers;

•	more competitors entering the marketplace; or

•

more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband internet connections).

If the HSN television network is carried exclusively in a system on a digital programming tier, HSN will experience a reduction in revenue to the extent that the digital programming tier has less television viewer penetration than the basic or expanded basic programming tier. In addition, HSN may experience a further reduction in revenue due to increased television viewing audience fragmentation and to the extent that not all television sets within a digital cable home are equipped to receive television programming in a digital format. Our future success will also depend, in part, on the ability of HSN to anticipate and adapt to technological changes and to offer elements of the HSN television network via new technologies in a cost-effective manner that meet customer demands and evolving industry standards.

Our long-term success depends, in large part, on our continued ability to attract new and retain existing customers. We may not be able to do that in a cost-effective manner.

In an effort to attract and retain customers, we engage in various marketing and merchandising initiatives, which involve the expenditure of considerable money and resources, particularly in the case of the production and distribution of HSN television programming and Cornerstone catalogs and, to a lesser but increasing extent, online advertising. We have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, certain of these initiatives, particularly in connection with the growth and maintenance of our brands generally, as well as in the continuing efforts of our businesses to increasingly engage customers through online channels. These initiatives, however, may not resonate with existing customers or consumers generally or may not be cost-effective. In addition, we believe that costs associated with the production and distribution of HSN television programming, paper and printing costs for Cornerstone catalogs and costs associated with online marketing, including search engine marketing (primarily the purchase of relevant keywords) are likely to increase in the foreseeable future and, if significant, could have an adverse effect on our business, financial condition and results of operations to the extent that they do not result in corresponding increases in sales.

Our businesses may not be able to accurately predict and/or respond in a timely manner to evolving customer preferences and trends and industry standards, which could result in excess inventory, related markdowns and lost sales.

Our success depends, in significant part, on the ability of our businesses to accurately predict, and respond in a timely manner to, changes in customer preferences and fashion, lifestyle and other trends and industry standards. While product mix and price points are continuously monitored and adjusted in an attempt to satisfy consumer demand and respond to changing economic and business conditions, our businesses may not be successful in these efforts, and any sustained failure could result in excess inventory and related markdowns.

In addition, the e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements, as well as changing customer demands. If our businesses are not able to adapt quickly enough and/or in a cost-effective manner to these changes it could result in lost sales.

Failure to effectively manage our Flexpay program could result in unplanned losses.

HSN offers Flexpay, pursuant to which customers may pay for certain merchandise in two to six interest-free, monthly credit or debit card payments. We maintain allowances for estimated losses resulting from the inability of customers to make required payments. While actual losses due to the inability of customers to make required payments have historically been within estimates, we may not continue to experience these losses at the same rate as we have historically or our actual losses in any given period may exceed related estimates. As Flexpay balances grow, we expect that we will continue to experience these losses at greater rates, which will require us to maintain greater allowances for doubtful accounts of estimated losses than we have historically.

Increased delivery costs could adversely impact our profits, particularly if we are unable to pass these increased costs on to customers or offset them by increasing prices without a detrimental effect on customer demand.

Our businesses are impacted by increases in shipping rates charged by various shipping vendors relating to the procurement of merchandise from vendors and manufacturers, the shipment of merchandise to customers and the mailing of catalogs, which over the past few years have increased significantly in comparison to historical levels. We currently expect that shipping and postal rates will continue to increase. In the case of deliveries to customers, we have negotiated favorable shipping rates, which increase at agreed upon levels over time, with one independent, third party shipping company pursuant to a long-term contract. If this relationship were to terminate or if the shipping company was unable to fulfill its obligations under the contract for any reason, we would have to work with other shipping companies to deliver merchandise to customers, which would most likely be at less favorable rates. Any increase in shipping rates and related fuel and other surcharges passed on to us by this or any other shipping company would adversely impact profits, given that we may not be able to pass these increased costs directly to customers or offset them by increasing prices without a detrimental effect on customer demand.

The continued or permanent inability to broadcast the HSN television network would result in lost sales and could result in lost customers.

Our success is dependent upon the continued ability of HSN to transmit the HSN television network to broadcast and pay television operators from its satellite uplink facilities, which transmission is subject to compliance with the rules and regulations of the Federal Communications Commission, or FCC. HSN has entered into a long-term satellite transponder lease to provide for continued carriage of the HSN television network on a replacement transponder and/or replacement satellite, as applicable, in the event of a failure of the transponder and/or satellite currently carrying the HSN television network. Although we believe that every reasonable measure is being taken to ensure continued satellite transmission capability, termination or interruption of satellite transmissions may occur.

HSN is affiliated with a number of low power broadcast television station licensees (the “Low Power Licensees”) that broadcast programming pursuant to licenses from the FCC. These Low Power Licensees are subject to regulation by the FCC under the Communications Act of 1934, as amended, which prohibits the operation of broadcast television stations except in accordance with a license issued by the FCC and empowers the FCC to issue, revoke, modify and renew broadcast television licenses, approve the transfer of control of any entity holding such licenses, determine the location of stations, regulate the equipment used by stations, adopt necessary regulations and impose penalties for related violations. The failure of the Low Power Licensees to comply with the terms of the broadcast licenses could result in the inability to broadcast the HSN television network on over-the-air facilities, as well as penalties. The prolonged or permanent interruption of satellite transmission capability or other inability to transmit the HSN television network for any reason, as well as related costs incurred, would result in lost sales and could result in lost customers.

We are currently the subject of a consent order issued by the FTC and violation of this consent order could result in significant civil penalties and an injunction enjoining HSN from engaging in prohibited activities, among other things.

In October 1996, HSN became subject to a consent order issued by the Federal Trade Commission, or FTC, which terminates on the later of April 15, 2019, or 20 years from the most recent date that the United States or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this consent order, HSNi (including its subsidiaries and affiliates) is prohibited from making claims for specified categories of products, including claims that a given product can cure, treat or prevent any disease or have an effect on the structure or function of the human body, unless it has competent and reliable scientific evidence to substantiate such claims. Violation of this consent order may result in the imposition of significant civil penalties for non-compliance and related redress to consumers and/or the issuance of an injunction enjoining us from engaging in prohibited activities. The FTC periodically investigates our business and operation on an ongoing basis for purposes of determining its compliance with the consent order.

Our businesses may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from our businesses.

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal and state law. Our businesses may be exposed to potential liability from claims by purchasers or from federal, state and local regulators and law enforcement agencies, including, but not limited to, for personal injury, wrongful death and damage to personal property relating to merchandise sold and misrepresentation of merchandise features and benefits. In certain instances, our businesses have the right to seek indemnification for related liabilities from their vendors and may require such vendors to carry minimum levels of product liability and errors and omissions insurance. These vendors, however, may be unable to obtain suitable coverage or maintain this coverage on acceptable terms, or this insurance may provide inadequate coverage against all potential claims or may not even be available with respect to any particular claim.

Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

We market and provide a broad range of merchandise through online and offline channels. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail. Our failure and/or the failure of any of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us and/or our businesses by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and/or subject us to additional liabilities. Finally, certain of these regulations impact the marketing efforts of our brands and businesses.

We could be subject to additional sales tax collection obligations.

U.S. Supreme Court decisions currently restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the internet. However, a number of states, as well as the U.S. Congress, have adopted or are considering initiatives that would impose sales and use tax collection obligations arising from internet-based transactions. If these initiatives are successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all online competitors and decrease our future sales.

System interruption and the lack of integration and redundancy in these systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and fulfillment facilities. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

Our business is subject to online security risks, including security breaches and identity theft.

To succeed, we must be able to provide for secure transmission of confidential information over public networks. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations. Any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Spin-Off from IAC

We have incurred and expect to continue to incur increased costs relating to operating as an independent public company that could cause our cash flow and results of operations to decline.

The obligations of being a public company, including substantial public reporting and investor relations obligations, have required new expenditures, placed new demands on our management and required the hiring of additional personnel. Further increases in these expenditures could adversely affect our business, financial condition and results of operations.

In addition, prior to the spin-off, IAC's businesses, by virtue of being under the same corporate structure, shared economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other four publicly-traded companies resulting from the spin-off, the Spincos, own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

The spin-off agreements were not the result of arm's length negotiations; accordingly, the terms may not be as favorable to us as would have resulted from negotiations among unrelated third parties.

The agreements that we entered into with IAC in connection with the spin-off, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC with the intention of maximizing the value to current IAC shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties. For example, the tax sharing agreement with IAC restricts our ability to enter into certain transactions that might be advantageous to us and our shareholders. In particular, the tax sharing agreement limits our ability to repurchase equity securities, dispose of certain assets or engage in mergers and acquisitions. In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related shareholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions.

Risks Related to Our Common Stock

The shareholders’ rights plan adopted by the Board of Directors in December 2008 may inhibit takeovers that would otherwise be beneficial to shareholders.

In the fourth quarter of 2008, our Board of Directors approved the creation of a Series A Junior Participating Preferred Stock, adopted a shareholders’ rights plan and declared a dividend of one right for each outstanding share of common stock held by our shareholders. Initially, these rights, which will trade with the shares of our common stock, will not be exercisable. Under the rights plan, these rights will be exercisable if a person or group acquires or commences a tender or exchange offer for 15% or more of our common stock (except for certain grandfathered persons to which higher thresholds apply). If the rights become exercisable, each right will permit the holder, other than the “acquiring person,” to purchase from us shares of common stock at a 50% discount to the then prevailing market price. As a result, the rights will cause substantial dilution to a person or group that becomes an “acquiring person” on terms not approved by our Board of Directors. The existence of these rights may prevent, discourage or delay an acquisition of us, even if such acquisition would be beneficial to our shareholders.

The market price and trading volume of our common stock may be volatile and may face negative pressure.

Following the spin-off, our common stock became publicly traded for the first time. The market price for our common stock has been volatile, especially in light of recent instability in the financial markets. Our stock price has experienced, and could continue to experience in the future, substantial volatility as a result of many factors, including persistent adverse macroeconomic conditions, broad market fluctuations and public perception of the prospects for the retail industry. Our failure to meet market expectations would also likely result in a decline in the market price of our stock. These and other factors may result in short-term or long-term negative pressure on the value of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Additionally, under the terms of our credit facility and senior notes, the payment of cash dividends is subject to certain restrictions.

USE OF PROCEEDS

We will receive proceeds from the sale of shares of common stock offered by this prospectus only to the extent that stock options issued pursuant to our Seconded Amended and Restated 2008 Stock and Annual Incentive Plan are exercised for shares of common stock covered by this prospectus and are paid for in cash. See “Plan of Distribution” described below. We will not receive any proceeds from the sale or other disposition of the shares. Any proceeds received by us from the exercise of the stock options covered by the Stock and Annual Incentive Plan will be used for general corporate purposes.

PLAN OF DISTRIBUTION

Shares offered hereby will be issued upon exercise or vesting of awards issued pursuant to HSNi’s Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. These plans are described below.

DESCRIPTION OF THE PLANS

Stock and Annual Incentive Plan

The purpose of the plan is to assist management in attracting, retaining and motivating officers and employees, and to enable management to provide incentives more directly linked to the profitability of our business and increases in shareholder value. Awards under this plan are designed to motivate our employees to focus on long-term performance through cash or equity awards and reinforce accountability by linking a portion of executive compensation to our long-term performance goals.

The plan was also designed to assume and govern other awards originally granted under the IAC Long Term Incentive Plan, or the IAC Plan, and subsequently converted into awards under the plan in accordance with the terms of an agreement entered into between IAC and HSNi. These are referred to as Adjusted Awards.

The plan gives the Board of Directors, and by designation the Compensation Committee, broad authority to grant awards under the plan, to select eligible individuals to receive awards under the plan and to determine the terms and conditions of those awards. Following are some important factors and considerations related to the plan, our short-term and long-term incentive programs and awards under the plan:

•

The plan incorporates a broad range of compensation and governance best practices, including: a limitation on the maximum amount of awards to be granted to any one individual during the term of the plan; a requirement that the exercise price for any award shall not be less than the closing price of HSNi stock on the date of grant; and a prohibition on transfers of awards for consideration to third parties;

•

The Compensation Committee approved short-and long-term incentive programs that provide for specific performance targets that must be achieved before awards will be granted. The stock-settled SARs and RSUs to be awarded pursuant to these programs vest over a period of three years, thereby encouraging long-term commitments to HSNi.

•

HSNi will only allow accelerated vesting of awards upon the occurrence of both (i) a change in control and (ii) termination of employment under certain circumstances within one-year of that change in control.

•	The exercise price for awards may not be “re-priced” for other than extraordinary events, as defined in Section 3(d) of the plan, except upon approval of our shareholders.

Administration

The plan is administered by the Compensation Committee or such other committee of the Board as the Board of Directors may from time to time designate. Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of award, as well as the number of shares of common stock to be covered by each award, to establish the performance goals upon which bonuses are paid and awards are made under the plan and to determine the terms and conditions of any such awards.

Performance Goals

The plan allows the Compensation Committee to establish the performance goals in connection with the grant of restricted stock, or RSUs, bonus awards or other stock-based awards. The performance goals upon which the payment or vesting of an award to a covered employee that is intended to qualify as “performance-based compensation” depends shall relate to one or more of the following performance measures: (i) specified levels of earnings per share from continuing operations; net profit after tax; earnings before interest, taxes, depreciation and amortization, or EBITDA; and earnings before interest, taxes and amortization, or EBITA; gross profit; cash generation; unit volume; market share; sales; asset quality; earnings per share; operating income; revenues; return on assets; return on operating assets; return on equity; profits; total shareholder return (measured in terms of stock price appreciation and/or dividend growth); cost saving levels; marketing-spending efficiency; core non-interest income; change in working capital; return on capital; and/or stock price; with respect to the company or any subsidiary, affiliate, division or department and (ii) such performance goals shall be set by the Compensation Committee within the time period prescribed by Section 162(m) of the Internal Revenue Code, or the Code, and related regulations. Such performance goals also may be based upon the attaining of specified levels of company, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries.

The Compensation Committee has established specific performance goals in connection with the grant of bonus awards and stock-based awards. In the event that the requirements of Section 162(m) and the regulations thereunder change to permit the Compensation Committee discretion to alter the performance measures without obtaining shareholder approval of such changes, the committee shall have sole discretion to make such changes without obtaining shareholder approval.

Eligibility

In addition to individuals who hold outstanding Adjusted Awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of HSNi and its subsidiaries and affiliates will be eligible to receive awards under the plan. As of March 31, 2009, approximately 345 employees (including all named executive officers) are eligible to participate in the plan.

Shares Subject to the Plan

The plan authorizes the issuance of up to 8,000,000 shares of our common stock pursuant to new awards under the plan, plus shares to be granted pursuant to the assumption of outstanding Adjusted Awards under the IAC Plan. No single participant may be granted awards covering in excess of 3,333,333 shares of our common stock over the life of the plan.

The shares of our common stock subject to grant under the plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the Board of Directors. Other than Adjusted Awards, to the extent that any award is forfeited, or any option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of common stock subject to such awards not delivered as a result thereof will again be available for awards under the plan. To the extent any Adjusted Award is forfeited, terminates, expires or lapses without being exercised or is settled for cash, the shares of common stock subject to such award not delivered as a result, do not become available for awards under the plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of common stock (by either actual delivery or by attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested to will be deemed delivered for purposes of the limits in the plan. To the extent any shares of common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the plan.

The plan provides that in the event of certain extraordinary corporate transactions (such as a merger, consolidation, liquidation or other similar events), the committee or the Board of Directors may make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the plan, (ii) the various maximum limitations set forth in the plan, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding options and SARs. Notwithstanding the foregoing, the plan also provides that the Board of Directors may not decrease the exercise price for other than extraordinary events, as defined in Section 3(d) of the plan, except upon approval of our shareholders.

Types of Awards

Several types of stock grants can be made under the plan. A summary of these types of grants is set forth below.

Stock Options and Stock Appreciation Rights

Stock options granted under the plan may either be incentive stock options or nonqualified stock options. SARs granted under the plan may either be granted alone or in tandem with a stock option. SARs may be settled in cash or stock, at the discretion of the Board or the Compensation Committee, although only stock-settled SARs have been issued to date. Holders of stock-settled SARs will only receive shares with a value equal to the spread between the current market price per share of common stock and the exercise price. The exercise price of options and SARs cannot be less than 100% of the fair market value of the stock underlying the options or SARs on the date of grant. Optionees may pay the exercise price in cash or, if approved by the committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of options and SARs will be as determined by the committee, but options and SARs may not have a term longer than ten years from the date of grant. The committee will determine the vesting and exercise schedule of options and SARs, and the extent to which they will be exercisable after the award holder’s employment terminates. Generally, unvested options and SARs terminate upon the cessation of employment, and vested options and SARs will remain exercisable for one year after the award holder’s death, disability or retirement, and 90 days after the award holder’s termination for any other reason. Vested options and SARs will also terminate upon the optionee’s termination for cause (as defined in the plan). Stock options and SARs are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or SARs, as otherwise expressly permitted by the committee including, if so permitted, pursuant to a transfer to the participant’s family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock and Restricted Stock Units

RSUs are awards in the form of phantom shares or units that are denominated in a hypothetical equivalent number of shares of our common stock. At the time of grant, HSNi determines if the RSUs will be settled in cash, stock or both. The value to the holder of the RSU is based upon the market value of our stock when the RSUs vest. Restricted stock may be granted with such restriction periods as the committee may designate. The committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. The committee may grant RSUs payable in cash or shares of common stock. The terms and conditions of restricted stock awards (including any applicable performance goals) need not be the same with respect to each participant. During the restriction period, the committee may require that the stock certificates evidencing restricted shares be held by HSNi. RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered, and are generally forfeited upon termination of employment, unless otherwise provided by the committee. Other than such restrictions on transfer and any other restrictions the committee may impose, the participant will have all the rights of a shareholder with respect to the restricted stock award.

Other Stock-Based Awards

Other awards of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, common stock, including (without limitation), unrestricted stock, dividend equivalents and convertible debentures, may be granted under the plan.

Bonus Awards

Bonus awards granted to eligible employees of HSNi and its subsidiaries and affiliates under this plan will be based upon the attainment of the performance goals established by the committee for the plan year or such shorter performance period it may establish. Bonus awards earned by any individual will be limited to $10 million for any plan year, pro rated (if so determined by the committee) for any shorter performance period. Bonus awards will be paid in cash or, at the discretion of HSNi, in HSNi common stock, as soon as practicable following the end of the plan year. The committee may reduce or eliminate a participant’s bonus award in any year notwithstanding the achievement of performance goals.

Change of Control

In the event of a Change of Control (as defined in the plan), the committee has discretion to determine the treatment of awards granted under the plan, including providing for the acceleration of such awards upon the occurrence of the Change of Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change of Control.

The Compensation Committee has recommended that accelerated vesting of awards be permitted only upon the occurrence of both (i) a Change of Control and (ii) a qualifying termination of employment. Awards recently made by HSNi include a provision to this effect.

No Repricing

In no event may any option or SAR granted under the plan be amended, other than in the event of certain extraordinary corporate transactions or other transactions affecting our capital structure, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new option or SAR with a lower exercise price or otherwise be subject to any action that would be treated, for accounting purposes, as a “repricing” of such option or SAR, unless such amendment, cancellation, or action is approved by our shareholders.

Withholding for Payment of Taxes

The plan provides for the withholding and payment by a participant of any taxes required by applicable law. Subject to our approval and to the terms of the plan, a participant may settle such a withholding obligation with our common stock, including common stock that is a part of the award giving rise to the withholding obligation. We have the right to deduct any such taxes from any payment otherwise due to a participant.

Amendment and Discontinuance

The plan may be amended, altered or discontinued by the Board, but no amendment, alteration or discontinuance may impair the rights of an optionee under an option or a recipient of a SAR, restricted stock award, RSU award or bonus award previously granted without the optionee’s or recipient’s consent. Amendments to the plan will require shareholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to stock options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

Nonqualified Options

Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and IAC will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid under an SAR (the “spread”) will constitute compensation taxable to the optionee as ordinary income. HSNi, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Section 162(m) of the Code.

ISOs

An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax.

Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO, after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee (the “ISO Holding Period”), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock’s selling price and the exercise price. HSNi is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

Deferred Compensation Plan for Non-Employee Directors

Under our Deferred Compensation Plan for Non-Employee Directors, non-employee directors may defer all or a portion of their board and committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on the common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to serve as such, he or she will receive (i) with respect to share units, such number of shares of our common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or in up to five annual installments, as previously elected by the eligible director at the time of the related deferral election. We have reserved up to 100,000 shares for issuance under this plan.

LEGAL MATTERS

The validity of the shares of our common stock issuable under our Second Amended and Restated 2008 Stock and Annual Incentive Plan and Amended and Restated Deferred Compensation Plan for Non-Employee Directors were passed upon by the General Counsel of IAC/InterActiveCorp. Certain tax matters were passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements of HSN, Inc. at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the related financial statement schedule incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus but before the end of any offering made under this prospectus and accompanying prospectus (excluding current reports or portions thereof which are furnished to but are not filed with the Commission under Items 2.02, 7.01 or 8.01 of Form 8-K, unless such current reports or portions thereof specifically reference their contents as being filed):

•	The Registrant’s Annual Report on Form 10-K as filed with the Commission on March 31, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on May 7, 2009;

•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 as filed with the Commission on May 14, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on May 27, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on June 19, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on August 5, 2009;

•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 as filed with the Commission on August 6, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on October 5, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on November 12, 2009;

•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 as filed with the Commission on November 12, 2009;

•	The Registrant’s Current Report on Form 8-K as filed with the Commission on November 24, 2009; and

•	The description of our common stock that is contained in our registration statement on Form 8-A filed on August 5, 2008.

We also incorporate by reference all documents filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering. Any information incorporated by reference this way shall automatically be deemed to update and supercede any information previously disclosed in this prospectus or in an earlier filed document also incorporated by reference in this prospectus.

Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.hsni.com/sec.cfm or you may request a copy of these filings at no cost by writing or telephoning us using the following contact information:

HSN, Inc.

1 HSN Drive

St. Petersburg, FL 33729

Attention: Linda C. Frazier, Senior Counsel

727.872.4980

Except as otherwise specifically incorporated by reference into this prospectus, information contained in, or accessible through our website is not a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This offering is only being made in jurisdictions where such offers and sales of our common stock are permitted. The information contained or incorporated by reference in this prospectus, regardless of the time of delivery of the prospectus or of any sale or issuance of common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Commission with respect to the shares of our common stock being registered hereunder. This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

We also file annual, quarterly and current reports, proxy statements and other information with the Commission. The registration statement is, and any of these future filings with the Commission will be, available to the public over the Internet on the Commission’s website at www.sec.gov. You may read and copy any filed document at the Commission’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission also are available to you on the Commission’s web site at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following is a statement of the expenses (all of which are estimated other than the Commission registration fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this prospectus:

Item	Amount*
Commission Registration Fee	$117.36
Printing Fees and Expenses	100,000.00
Nasdaq Listing Fee	150,000.00
Legal Fees and Expenses	250,000.00
Accounting Fees and Expenses	20,000.00
Miscellaneous	—

Total	$520,117.36

*	All fees are estimates except Commission registration fee and Nasdaq listing fee

Item 15.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, shareholder vote, agreement or otherwise.

Our Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to the Company or its shareholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our Amended and Restated Certificate of Incorporation and by-laws provide that, to the fullest extent authorized by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or by reason of the fact such person, or a person of whom he or she is the legal representative is or was serving, at the Company’s request, as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company. To the extent authorized by the DGCL, the Company will indemnify such persons against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such persons in connection with such service. Any amendment of these provisions will not reduce the indemnification obligations of the Company relating to actions taken before such amendment.

The Company has obtained policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of the Company, also may pay amounts for which the Company has granted indemnification to the directors or officers.

Item 16.	Exhibits and Financial Statement Schedules

(a) The documents set forth below, numbered in accordance with Item 601 of Regulation S-K, are filed herewith or incorporated herein by reference to the location indicated.

Exhibit No.	Description of Document	Method of Filing

3.1	Amended and Restated Certificate of Incorporation of HSN, Inc.	Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 25, 2008

3.2	Amended and Restated By-laws of HSN, Inc.	Exhibit 3.2 to the Company’s Current Report on Form 8-K filed August 25, 2008

3.3	Certificate of Designations, Preferences and Rights to Series A Junior Participating Preferred Stock	Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed March 31, 2009

4.1	Rights Agreement, dated as of December 23, 2008, between HSN, Inc. and The Bank of New York Mellon, as Rights Agent.	Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 29, 2008

5.1	Opinion of General Counsel of IAC/InterActive Corp regarding the legality of securities being issued	Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters	Exhibit 8.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

10.1	Separation and Distribution Agreement, dated August 20, 2008, by and among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.2	Tax Sharing Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Inc., Tree.com and IAC/InterActive Corp	Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.3	Employee Matters Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.3 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.4	Transition Services Agreement, dated August 20, 2008, among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp	Exhibit 10.4 to the Company’s Current Report on Form 8-K filed August 25, 2008

Exhibit No.	Description of Document	Method of Filing

10.5	Registration Rights Agreement, dated as of August 20, 2008, among Liberty Media Corporation, the Liberty Parties (as defined in the Agreement) and HSN, Inc.	Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 29, 2008

10.6	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, by and among IAC/InterActive Corp, HSN, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC	Exhibit 10.6 to the Company’s Current Report on Form 8-K filed August 25, 2008

10.7	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corp., LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller	Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (Commission File No. 0-20570) dated May 16, 2008 and incorporated herein by reference

10.8	Employment Agreement between Mindy Grossman and HSN, Inc., dated as of July 29, 2008**	Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.9	Employment Agreement between William Lynch, HSN General Partner LLC and IAC/InterActiveCorp, dated as of November 19, 2007*	Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.10	Employment Agreement between Lynne Ronon and HSN General Partner LLC, dated as of October 15, 2007*	Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.11	Employment Agreement between Judy A. Schmeling and HSN, Inc. dated as of October 27, 2008, as amended by the Amendment to Employment Agreement effective as of December 31, 2008*	Filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.12	Employment Agreement between Jim Warner and HSN, Inc. dated as of October 27, 2008, as amended by the Amendment to Employment Agreement effective as of December 31, 2008*	Filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.13	HSN, Inc. Amended and Restated 2008 Stock and Annual Incentive Plan*	Filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.14	Amended and Restated Deferred Compensation Plan for Non-Employee Directors*	Filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

*	Reflects management contracts and management and director compensation plans.

Exhibit No.	Description of Document	Method of Filing

10.15	Credit Agreement among HSN, Inc., as Borrower, Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, dated as of July 25, 2008	Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.16	Indenture, dated as of July 28, 2008, between HSN, Inc., as Issuer, and The Bank of New York Mellon, as Trustee	Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.17	Employment Agreement between Mark Ethier and HSN General Partner LLC effective December 1, 2004, as amended by the First Amendment to Employment Agreement dated July 9, 2007 and Second Amendment to Employment Agreement dated June 23, 2008*	Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (Registration No. 333-152697) filed August 1, 2008

10.18	Amendment to Employment Agreement between Mark Ethier and HSN, Inc. effective as of December 31, 2008	Filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.19	Form of Stock Appreciation Rights Agreement	Filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.20	Form of Stock Option Agreement	Filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.21	Form of Restricted Stock Units Agreement	Filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.22	Form of Restricted Stock Units Agreement (for Non-Employee Directors)	Filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

10.23	HSN, Inc. Second Amended and Restated 2008 Stock and Annual Incentive Plan*	Filed as Exhibit 10.23 to Post-Effective Amendment No. 2 to the Company’s Registration Statement filed on May 22, 2009.

10.24	HSN, Inc. Named Executive Officer and Executive Vice President Severence Plan*	Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 24, 2009

12.1	Computation of Ratio of Earnings to Fixed Charges	Filed as Exhibit 12.1 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

21.1	Subsidiaries of HSN, Inc.	Filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 31, 2009

23.1	Consent of Ernst & Young LLP	Filed herewith.

*	Reflects management contracts and management and director compensation plans.

Exhibit No.	Description of Document	Method of Filing

23.2	Consent of General Counsel of IAC/InterActive Corp (included in Exhibit 5.1)	Exhibit 5.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)	Exhibit 8.1 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

99.1	Letter to stockholders of IAC/InterActive Corp	Filed as Exhibit 99.8 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

99.2	Supplemental Quarterly Financial Data for the Year Ended December 31, 2007	Filed as Exhibit 99.9 to the Company’s Registration Statement on Form S-1 filed August 1, 2008

(b) See Scheduled II Valuation of Qualifying Accounts

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on November 25, 2009.

HSN, INC.

By:	/S/ MINDY GROSSMAN
Mindy Grossman Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

/S/ MINDY GROSSMAN Mindy Grossman	Chief Executive Officer and Director (Principal Executive Officer)	Dated: November 25, 2009

/S/ JUDY A. SCHMELING Judy A. Schmeling	Chief Financial Officer (Principal Financial and Accounting Officer)	Dated: November 25, 2009

* Gregory R. Blatt	Director	Dated: November 25, 2009

* Patrick Bousquet-Chavanne	Director	Dated: November 25, 2009

* Michael C. Boyd	Director	Dated: November 25, 2009

* William Costello	Director	Dated: November 25, 2009

* James M. Follo	Director	Dated: November 25, 2009

* Stephanie Kugelman	Director	Dated: November 25, 2009

* Arthur C. Martinez	Chairman of the Board of Directors	Dated: November 25, 2009

* Thomas J. McInerney	Director	Dated: November 25, 2009

* John B. Morse, Jr.	Director	Dated: November 25, 2009

* By:	/S/ LINDA C. FRAZIER
Linda C. Frazier, Attorney-in-Fact

Exhibit No.	Description of Document	Method of Filing

23.1	Consent of Ernst & Young LLP	Filed herewith.